SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Autonomous City of Buenos Aires, August 10, 2022

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 06/30/2022

Dear Sirs:

In order to comply with the requirements of Article No. 63, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”) at its meeting held on August 10, 2022, approved the condensed interim financial statements for the six-month period ended June 30, 2022. Relevant information of such condensed consolidated interim financial statements of YPF S.A. follows:

1) Statement of net income (1) (in millions of pesos)

Attributable to shareholders of the Company	119,690
Attributable to minority interests	790

Total net income	120,480

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	204,681
Attributable to minority interests	2,992

Total other comprehensive income	207,673

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	324,371
Attributable to minority interests	3,782

Total comprehensive income	328,153

4) Detail of Shareholders’ equity as of 06/30/2021 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed Capital	3,931
Adjustment to contributions	6,097
Shares in treasury	2
Adjustment to shares in treasury	4
Stock compensation plan	423
Acquisition cost of treasury shares	(447)
Share trading premium	(74)
Issuance premiums	640

Total shareholders’ contributions	10,576

Legal reserve	2,007
Reserve for future dividends	—
Reserve for investments	—
Reserve for repurchase of own shares	—
Other comprehensive income	1,088,270
Retained earnings	63,482

Subtotal Shareholders’ equity	1,164,335

Minority interests	12,008

Total Shareholders’ equity	1,176,343

(1)	Amounts in accordance with IFRS

5. Shares owned by the parent group

As of June 30, 2022, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7. Controlling shareholder of the company:

Federal Government—Ministry of Economy—Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 10, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer